

May 26, 2011

Patrick G. Sheridan
Chief Financial Officer
Capsalus Corp.
2675 Paces Ferry Road, Suite 100
Atlanta, GA 30339

      Re: Capsalus Corp.
              Form 10-K for the fiscal year ended December 31, 2009,
              As amended on May 24, 2010
              Form 10-Q for the quarterly period ended September 30, 2010
              File Number: 333-146744

Dear Mr. Sheridan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         Melissa N. Rocha
                         Accounting Branch Chief